EXHIBIT 99
                                           [COMPANY LETTERHEAD]

For more information, please call Thomas M. O'Brien at 781-370-1650


                     KADANT TO TAKE THERMO FIBERGEN PRIVATE


WALTHAM, Mass., November 9, 2001 - Kadant Inc. (ASE: KAI) today announced plans to take private its majority-owned subsidiary, Thermo Fibergen Inc. (ASE: TFG), by acquiring the minority interest in Thermo Fibergen for $12.75 per share in cash. This is the same price per share paid by Thermo Fibergen in its recently completed redemption of its shares of common stock. As of October 26, 2001, there were 114,487 shares of Thermo Fibergen common stock held by persons other than Kadant.

        Kadant currently owns approximately 98.9 percent of the outstanding shares of Thermo Fibergen's common stock. Because Kadant's ownership is more than 90 percent, it expects to acquire Thermo Fibergen's minority interest through a "short-form" merger in Delaware.

        The proposed short-form merger of Thermo Fibergen will require Securities and Exchange Commission clearance of necessary filings; it will not require Thermo Fibergen board or shareholder approval. Kadant expects to complete this transaction by the end of the fourth quarter of 2001.

        Kadant Inc. is a leading supplier of a range of products for the global papermaking and paper-recycling industries, including de-inking systems, stock-preparation equipment, water-management systems, and papermaking accessories. Through its majority-owned Thermo Fibergen subsidiary, the company also develops and commercializes composite building materials produced from natural fiber and recycled plastic. Kadant, based in Waltham, Massachusetts, reported $235 million in revenues in 2000 and employs approximately 1,200 people worldwide.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in Exhibit 99.1 to the company's current report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2001. These include risks and uncertainties relating to: the company's dependence on the paper industry and pulp and paper prices, international operations, competition, ability to enter the composite building products market, acquisition strategy, dependence on patents and proprietary rights, fluctuations in quarterly operating results, and the spinoff of the company from Thermo Electron Corporation.

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